EXHIBIT 99.2

The Bank of Bermuda Limited

Memorandum

To:	See Distribution List

From:	Judith P. Doidge, Corporate Secretary

Date:	4th February, 2003

Subject	PAYMENT OF DIVIDEND

This is to advise that the Board of Directors of The Bank of Bermuda Limited today declared a dividend of 29 cents per share to be paid on 28th February, 2003 to the holders of Common Shares of Record Date 17th February, 2003.

JPD/hs

Distribution List:

By Mail Message:

Mr. Henry B. Smith
Mrs. Conchita M. Amory
Mrs. Mary DeSilva
Mr. Noah L. Fields
Miss. Dena Madeiros
Mr. P. Glendall Phillips
Mr. Samuel V. Wilson
Mr. Gregory Wojciechowski – Bermuda Stock Exchange